Seward & Kissel LLP
                               901 K Street, N.W.
                             Washington, D.C. 20001

                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com

                                                          March 15, 2013

VIA EDGAR
---------

Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: AllianceBernstein Bond Fund, Inc. - AllianceBernstein Government Reserves Portfolio
            Post-Effective Amendment No. 110
            File Nos. 2-48227 and 811-02383

Dear Ms. O'Neal-Johnson:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Government Reserves Portfolio (the "Fund"), as provided orally to Joanne A. Skerrett of this office on January 31, 2013. The Staff's comments and our responses are discussed below.

Prospectus
----------

Comment 1:  Fees and Expenses of the Fund - Fee Waiver and/or Expense
            Reimbursement: - Please confirm that: (1) the fee waiver period will be for a duration of at least one year and (2) the fee waiver will be included in the Fee Table only to the extent that the fee waiver is used to reduce operating expenses.

Response:   The Fund confirms that the fee waiver period will be for one year and that the fee waiver will be used to reduce operating expenses of the Fund.

Comment 2:  Fees and Expenses of the Fund - Fee Waiver and/or Expense
            Reimbursement: - Please advise the Staff whether there will be exclusions from the fee waiver.

Response:   The fee waiver will exclude interest expense, taxes, extraordinary expenses, brokerage commissions and other transaction costs and the fees and expenses of registered investment companies or series thereof in which the Portfolio invests ("Acquired Funds") other than investment advisory fees of Acquired Funds advised by the Fund's Adviser.

Comment 3:  Fees and Expenses of the Fund - Fee Waiver and/or Expense
            Reimbursement: Please inform the Staff of the duration of the period covering the expense reimbursement to the principal underwriter.

Response:   The disclosure regarding the Fee Waiver and/or Expense
            Reimbursement has been changed since the Rule 485(a) filing.
            The principal underwriter is not undertaking to waive fees or expenses.


                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                         Sincerely,


                                         /s/ Joanne A. Skerrett
                                         ----------------------
                                         Joanne A. Skerrett

cc:   Emilie D. Wrapp, Esq.
      Nancy Hay, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.